[CONX Corp. Letterhead]

October 29, 2020

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,
Office of Real Estate & Construction

100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Ruairi Regan

Re:	Acceleration Request for CONX Corp. Registration Statement on Form S-1 (File No. 333-249223)

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CONX Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-249223 (the “Registration Statement”) be accelerated so that it will become effective at 4:30 P.M., New York City time, on October 29, 2020, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Scott D. Miller at Sullivan & Cromwell LLP at (212) 558-3109.

Securities and Exchange Commission October 29, 2020

Sincerely,

/s/ Kyle Jason Kiser
Name:	Kyle Jason Kiser
Title:	Chief Executive Officer, President, Treasurer and Director

cc:	Maryse Mills-Apenteng

(Securities and Exchange Commission)

Scott D. Miller

(Sullivan & Cromwell LLP)